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               BAXTER EXTENDS DEADLINE TO PURCHASE ALL THE OUTSTANDING
                            SHARES OF PSICOR COMMON STOCK

     Deerfield, Ill. and San Diego, Ca., January 4, 1996 -- Baxter Healthcare Corporation ("Baxter") and PSICOR, Inc. ("PSICOR") jointly announced today that the tender offer ("Offer") being made by a subsidiary of Baxter for all the outstanding shares of common stock of PSICOR at $17.50 net cash per share, which was scheduled to expire at midnight January 3, 1996 has been extended (together with the related withdrawal rights) to 12:00 midnight, New York City time on Thursday, January 25, 1996.

     The Offer has been extended, at PSICOR's request, in order to permit PSICOR to pursue certain indications of interest it has received for the purchase of one of its subsidiaries, PSICOR Office Laboratories, Inc. ("POL"). PSICOR believes that one or more of such indications of interest may lead to a sale of POL for net cash proceeds in excess of $4 million. The sale of such subsidiary

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(or an agreement providing for the closing of such a sale promptly following the consummation of the Offer) is a condition to the Offer.

     Prior to the extension of the Offer, approximately 4.1 million shares (representing approximately 94% of the primary shares outstanding and approximately 81% of the shares outstanding on a fully diluted basis) had
been tendered.   The Offer is conditioned upon, among other things, there
having been validly tendered and not withdrawn prior to the expiration of the Offer at least 80% of the Shares outstanding on a fully diluted basis.

     PSICOR has an option to sell POL to an affiliate of Michael Dunaway (who is currently the Chief Executive Officer, President and Chairman of the Board of PSICOR) for $4 million (subject to adjustment), but is entitled under the terms of the Merger Agreement among Baxter and PSICOR to pursue higher offers for POL. PSICOR may, if any such sale is consummated prior to the expiration of the Offer, declare and pay a dividend, to common stockholders of record immediately prior to the acceptance of shares for purchase under the Offer, in an amount equal to the net cash proceeds in excess of $4 million actually received by PSICOR in such sale (after taking into account all out-of-pocket costs and expenses directly related to such sale incurred after November 22, 1995.)

     PSICOR stated that it is too early to determine whether the indications of interest will ultimately result in a proposal to purchase POL at a price in excess of $4 million (plus expenses) or whether any such transaction can be timely concluded prior to the expiration of the Offer so as to allow for payment to record holders of shares of any dividend which may be attributed thereto. Baxter has no obligation to extend the Offer beyond January 25, 1996 so as to permit consummation of a sale of POL.

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     In a related matter and as previously disclosed in filings with the
Securities and Exchange Commission, PSICOR also stated that in connection with certain litigation pending against PSICOR, the court has scheduled a hearing for January 10, 1996 regarding the possible issuance of an injunction which would restrain and enjoin PSICOR and POL from, among other things, divesting, selling, disposing of or otherwise transferring ownership of POL. Such an injunction, if granted, also could delay consummation of the Offer. PSICOR intends to vigorously contest any attempt to enjoin or delay the sale of POL.

     PSICOR, founded in 1968, is the nation's leading provider of cardiovascular technology and services and the placement and support of diagnostic clinical laboratories to physicians. The Company supplies over 400 hospitals and 200 physician offices with advanced life-sustaining equipment, skilled technicians, disposable supplies and expert resource management on a cost-effective basis.

     Baxter is the principal operating subsidiary of Baxter International Inc. Through its subsidiaries, Baxter International Inc. is the leading manufacturer and marketer of health-care products and services to healthcare providers in nearly 100 countries. The company concentrates research and development programs in cardiovascular medicine, biotechnology, renal therapy and related medical fields.

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